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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 3
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

Esmark Incorporated
(Name of Subject Company (Issuer))

OAO Severstal
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

296475106
(CUSIP Number of Class of Securities)

Sergei Kuznetsov
Chief Financial Officer
OAO Severstal
Klara Tsetkin, 2/3
Moscow, Russia 127299
Telephone: 7 495 540 77 69
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
 Gary P. Cullen, Esq.
Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE
Transaction Valuation*: $677, 854,787	Amount of Filing Fee**: $26,639.69
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 39,873,811 shares of common stock, par value $0.01 per share ("Shares"), of Esmark Incorporated at the tender offer price of $17.00 per share of common stock. Based upon information contained in Esmark Incorporated's annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on May 20, 2008, as of May 13, 2008, there were 39,506,720 Shares outstanding and, as of December 31, 2007, there were a maximum of 367,091 Shares issuable pursuant to existing stock options and stock units awards.

**
The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 For Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals $39.30 per $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Filing Party:	$26,639.69 OAO Severstal	Form or registration no.: Schedule TO-T Date Filed: May 30, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2008 (the "Schedule TO"), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Commission on June 5, 2008 ("Amendment No. 1") and by Amendment No. 2 to the Schedule TO filed with the Commission on June 6, 2008 ("Amendment No. 2"), by OAO Severstal, a Russian joint stock company ("Severstal"), on behalf of its indirect, wholly owned subsidiary ("Purchaser") that will be formed in the state of Delaware prior to the expiration of the offer. The Schedule TO, as amended, relates to Severstal's offer, on behalf of Purchaser, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Esmark Incorporated, a Delaware corporation (the "Company"), for $17.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). Severstal's offer is made upon the terms and conditions described in the Offer to Purchase, dated May 30, 2008, as amended (the "Offer to Purchase"), and in the Letter of Transmittal and instructions thereto (which, as they each may be amended or supplemented from time to time, together constitute the "Offer").

        Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO, Amendment No. 1 or Amendment No. 2. You should read this Amendment No. 3 together with the Schedule TO, Amendment No. 1 and Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, incorporated herein by reference, is hereby amended by adding the following after the last paragraph:

          "On June 12, 2008, the Company filed a Schedule 14D-9 stating that the Company Board recommended that the Company's stockholder reject Severstal's Offer and not tender their shares to Severstal pursuant to Severstal's Offer.

          On June 13, 2008, the Company filed an Amendment to its Schedule 14D-9 stating that on June 12, 2008, the Company Board adopted a stockholder rights plan.

          On June 16, 2008, Severstal submitted, through Skadden Arps, a letter to the Company Board stating as follows:

            'We were disappointed with your Board's recommendation to Esmark's shareholders concerning our tender offer, as reflected in your form SC 14D9 filing with the Securities and Exchange Commission on June 12, 2008. We continue to believe that Severstal is best positioned to strengthen and grow Esmark's current assets, and that our offer provides compelling value for your shareholders through a transaction that can actually be realized. In contrast, we believe that your contemplated transaction with Essar Steel Holdings Limited ("Essar") does not present these same opportunities, cannot realistically be consummated, and, thus, will not deliver value to your shareholders. As you know, we are not alone in this belief as our offer is supported, unequivocally, by the United Steelworkers (the "USW") and your largest shareholder. Thus, notwithstanding your negative recommendation, Severstal intends to continue with its plans for a transaction with Esmark because we believe that, ultimately, Esmark's Board must acknowledge these same facts.

            In your 14D9 filing, you note that on June 10, 2008, Essar encouraged your Board to "take all reasonable actions to create a level playing field among the bidders and to allow shareholders the opportunity to receive the maximum value for their shares." We agree entirely with that sentiment. But, unfortunately, we also believe that your Board has in reality

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    tipped the scales in favor of a transaction with Essar in a number of significant respects, and thus made it more difficult for your shareholders to receive value.

            First, in direct conflict with certain contractual obligations owed to the USW, Esmark entered into an agreement with Essar on April 30, 2008 (the "MOA"), with purportedly binding obligations to pay certain termination fees to Essar in the event that Esmark concluded a transaction with any other bidder, including Severstal. Esmark made this agreement even though we were in active negotiations with you, and even though by that time you were aware that the USW supported a transaction with Severstal and opposed a transaction with Essar. Rather than exempting a Severstal transaction from any termination fee provisions in your agreement with Essar, your Board concluded instead to institute a $22.5 million impediment to a Severstal transaction.(1) This is no level playing field.

(1)
On June 10, in the same communication in which Essar espoused the "level playing field principle," Essar actually proposed that Esmark agree to increase the termination fee impediment. We encourage your Board to reject this request.

            Likewise, the financing agreements that you entered into with Essar on May 2 and May 6 contain provisions which provide for further termination fees to Essar. As described in your filings, in the event of a transaction with Severstal, Essar purportedly has the right to purchase 3,000,000 Esmark shares at the highly discounted price of $12.50 per share. This would translate into $13.5 million of value handed to Essar, and simply further increases the cost of a Severstal transaction.

            Notwithstanding these termination fees in favor of Essar and which make competition less likely, in the MOA you also provided Essar with a three-day window to respond to and, in essence, defeat any competing offer by simply matching it. Thus, any bidder, including Severstal, wishing to offer value to your shareholders would have to overcome tens of millions of dollars of transaction costs payable to Essar, and then wait to see if Essar chose to trump that bid simply by matching. Here again, this is no level playing field.

            As you know, after Esmark signed the MOA, Severstal still hoped to negotiate an acceptable transaction with you. But on May 2, 2008, you requested that to go forward in any way, Severstal would have to sign a new standstill agreement which would have prohibited Severstal from making any offer for Esmark (of any kind, public or private) without first having your Board's written consent to do so. We were unable to see how such an arrangement would promote a level playing field for Severstal, and thus, as you are aware we declined to enter into that agreement with you.

            We also believe that your 14D9 filing is materially stilted in favor of an Essar transaction, and against a Severstal transaction. In addition to ignoring the unlikelihood of ever being able to conclude successfully a transaction with Essar, your filing contains incorrect assertions as to the circumstances and merits of our tender offer. While we intend to raise these issues with you more completely at an appropriate time, for now it seems abundantly clear that this filing was designed to unfairly persuade your shareholders to reject Severstal's offer, as opposed to fairly inform them of the merits of their current opportunities. We are confident that, with complete and accurate disclosure, Esmark's shareholders will choose the Severstal offer, but we believe your filing has denied them such disclosure.

            And, finally, on June 13, you announced that your Board has instituted a poison pill ostensibly to "level the playing field" among bidders, but which in reality is obviously designed to further thwart Severstal's tender offer in favor of Essar. In fact, it appears that this poison pill is structured, by fiat of the Board, so that it applies to Severstal's current tender offer but not to Essar's contemplated tender offer. Given that Esmark actually signed one agreement

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    contemplating the purchase of Esmark shares at $17 per share, we are at a loss to comprehend how you determined to institute measures to block Severstal's current tender offer for shares at exactly that price. We can only conclude that it is because you have determined to support Essar, over Severstal, for reasons that remain unknown to us for now.

            We believe Esmark's shareholders should be allowed to choose between the questionable transaction with Essar that you support, as opposed to the real value that will be delivered through the Severstal offer. Severstal is confident that, on a truly level playing field, Esmark's shareholders will choose to realize actual value from the Severstal tender offer, and that Esmark's opportunity for future success will be maximized as a result. We encourage the Board to take steps to eliminate the prior impediments it has created to Esmark's shareholders receiving this value, and, in particular, we encourage you to eliminate the termination fees and deal-matching provisions in your Essar agreements as to Severstal, eliminate the poison pill designed to block Severstal's tender offer, and present Esmark's shareholders with an unvarnished and unbiased account of the opportunities available to them through a transaction with Severstal."'

        The full text of the press release Severstal issued on June 17, 2008 announcing the delivery of the above letter is filed as Exhibit (a)(5)(D) hereto.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in Item 5 of this Amendment No. 3.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in Item 5 of this Amendment No. 3.

ITEM 11.    ADDITIONAL INFORMATION.

  (b)
  Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in Item 5 of this Amendment No. 3.

ITEM 12.    EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

        (a)(5)(D) Press Release issued by Severstal, dated June 17, 2008

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAO SEVERSTAL
	By:	/s/ GREGORY MASON
Name: Gregory Mason Title: Chief Operating Officer
Date: June 17, 2008

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EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)*	Offer to Purchase dated May 30, 2008
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Guidelines for Request for Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)*	Amendment and Supplement to Offer to Purchase, dated June 5, 2008
(a)(5)(A)*	Form of Summary Advertisement
(a)(5)(B)*	Press Release issued by Severstal, dated May 30, 2008
(a)(5)(C)*	Press Release issued by Severstal, dated June 5, 2008
(a)(5)(D)	Press Release issued by Severstal, dated June 17, 2008
(b)*	Commitment Letter, dated May 23, 2008, between Severstal and ABN-AMRO, BNP Paribas SA and Citibank, N.A. London
(d)*	Proposed form of merger agreement among Severstal, Purchaser and the Company
(g)	Not Applicable
(h)	Not Applicable

*
Previously filed

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  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX